SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 31, 2023, MediWound Ltd. (the “Company”) made available a corporate presentation on its website. A copy of the presentation is attached hereto as Exhibit 99.1. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of May 31, 2023 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: May 31, 2023	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Corporate presentation dated May 2023